Form 10-K, Exhibit 13
period 1997-09-30
BROOKS AUTOMATION INC
filed 1997-12-18
CIK 933974

                                                                   Exhibit 13.01

Financial Table of Contents

Management's Discussion and Analysis
of Financial Condition and Results of Operations                             16

Consolidated Balance Sheet                                                   26

Consolidated Statement of Income                                             27

Consolidated Statement of Changes in
Stockholders' Equity                                                         28

Consolidated Statement of Cash Flows                                         29

Notes to Consolidated Financial Statements                                   30

Report of Independent Accountants                                            42

Quarterly Financial Information                                              43


Certain statements in this annual report, including the letter to the stockholders, customers and employees, narrative text, captions and graphics, constitute "forward-looking statements" which involve known risks, uncertainties and other factors which may cause the actual results, performance or achievements of Brooks Automation, Inc. (the "Company") to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include the factors that may affect future results set forth in Management's Discussion and Analysis of Financial Condition and Results of Operations which is included in this report. Precautionary Statements made herein should be read as being applicable to all related forward-looking statements wherever they appear in this report.

Management's Discussion and Analysis of Financial Condition and Results of Operations


Overview

The Company's Massachusetts predecessor was organized in February 1989 and acquired the semiconductor wafer handling business of the Brooks Automation Division of Aeronca Electronics, Inc., a subsidiary of Fleet Aerospace Corporation, in March 1989. The Company and its predecessors have been in the semiconductor wafer handling business since 1978.

Since the acquisition in 1989, the Company has invested over $40.0 million in research and development focused on developing vacuum transfer robots and other vacuum automation modules and systems. In 1992, the Company introduced the family of vacuum central wafer handling systems and modules that forms the foundation of the Company's current business. In 1994, the Company introduced a similar family of systems and modules for flat panel display substrates, including a next-generation magnetically driven vacuum transfer robot. In 1996, the Company acquired Techware Systems Corporation (now Brooks Canada), a designer and supplier of integrated equipment control software for the semiconductor and related industries, expanding its software and control capability. In 1997, the Company introduced a line of products for the atmospheric handling market, including in-line and controlled environment systems, robots, aligners and traversers.

Many of the Company's customers purchase the Company's vacuum transfer robots and other modules before purchasing the Company's vacuum central wafer handling systems. In fiscal 1997, 1996 and 1995, approximately 49%, 49% and 44%, respectively, of the Company's revenues were attributable to systems sales. The Company's goal is to continue to increase systems sales as a percentage of revenues. The Company believes that once a customer has selected the Company's products for a process tool, the customer is likely to rely on those products for the life of that process tool model, which can be in excess of five years.


The Company records revenue from product sales upon shipment to the customer provided that no significant Company obligations remain outstanding and collection of the related receivable is deemed probable by management. When insignificant Company obligations remain after shipment of the product, the Company accrues for the estimated costs of such obligations upon shipment. Additionally, the Company accrues for warranty costs upon shipment.


Most of the Company's revenues have been generated by sales to customers in

Management's Discussion and Analysis of Financial Condition and Results of Operations




the United States, although the Company believes that a significant portion of these customers incorporate the Company's products into equipment sold to their foreign customers. The Company's foreign sales have occurred principally in Japan, South Korea and Europe. The Company has recently expanded its international marketing and sales efforts and its customer support capabilities in Asia and intends to increase these efforts in the future.

The Company's foreign revenues are generally denominated in United States dollars. Accordingly, foreign currency fluctuations have not had a significant impact on the comparison of the results of operations for the periods presented. The costs and expenses of the Company's international subsidiaries are generally denominated in currencies other than the United States dollar. However, since the functional currency of the Company's international subsidiaries is the local currency, foreign currency translation adjustments are reflected as a component of stockholders' equity. To the extent that the Company expands its international operations or changes its pricing practices to denominate prices in foreign currencies, the Company will be exposed to increased risks of currency fluctuation.

The Company's business is highly dependent upon the capital expenditures of semiconductor and flat panel display manufacturers which historically have been cyclical, and the Company's ability to develop, manufacture and sell new products and product enhancements. The Company's results will also be affected, especially when measured on a quarterly basis, by the volume, composition and timing of orders, conditions in the industries served by the Company, competition and general economic conditions.

Results of Operations

The following table sets forth certain financial data for the periods indicated as a percentage of revenues:


YEAR ENDED SEPTEMBER 30,                         1997        1996       1995
----------------------------------------------------------------------------
Revenues                                        100.0%      100.0%     100.0%
Cost of revenues                                 67.6        58.2       58.4
----------------------------------------------------------------------------
Gross profit                                     32.4        41.8       41.6
Operating expenses:
  Research and development                       16.5        13.7       13.4
  Selling, general and administrative            14.9        13.7       14.1
----------------------------------------------------------------------------
Income from operations                            1.0        14.4       14.1
Interest expense                                  0.6         0.4        1.0
Interest income                                   0.1         0.4        1.0
----------------------------------------------------------------------------

Management's Discussion and Analysis of Financial Condition and Results of Operations

YEAR ENDED SEPTEMBER 30,                         1997        1996       1995
----------------------------------------------------------------------------
Income before income taxes                      0.5        14.4       14.1
Income tax provision (benefit)                 (0.4)        5.0        4.4
----------------------------------------------------------------------------
Net income                                      0.9%        9.4%       9.7%
============================================================================

Fiscal Year Ended September 30, 1997 as Compared to Fiscal Year Ended September 30, 1996

REVENUES

Revenues decreased 4.4% to $86.4 million in fiscal 1997 compared with revenues of $90.4 million in fiscal 1996. Revenues from 200mm central wafer handling systems and components decreased 19.2%, or $12.6 million, in fiscal 1997. The decrease in 200mm product revenues was partially offset by increased shipments of 300mm and flat panel display products. The Company attributes lower fiscal 1997 revenues to a broad decline in capital spending by the semiconductor manufacturing equipment industry which adversely affected the Company's revenues particularly in the first half of fiscal 1997.

Foreign revenues increased 77.5% to $32.5 million (37.6% of revenues), including $26.7 million of sales to Asian customers, compared with foreign revenues of $18.3 million (20.2% of revenues), including $13.3 million of sales to Asian customers in the prior fiscal year. The increase in foreign revenues is attributable to shipments of 200mm and 300mm central wafer handling systems and flat panel display systems to customers primarily in Japan and South Korea. The Company expects that foreign revenues will continue to grow in fiscal 1998 and account for a significant portion of total revenues. However, there can be no assurance that geographical growth rates, if any, in the foreseeable future, particularly in Japan and South Korea which are suffering regional economic downturns, will be comparable to those achieved in fiscal 1997.

GROSS PROFIT

Gross profit as a percentage of revenues decreased to 32.4% in fiscal 1997 compared with 41.8% for the prior fiscal year. The decrease in the gross profit percentage is attributable to underutilization of manufacturing capacity, higher concentration of shipments of lower gross margin platforms, increased global support costs and to a lesser extent, pricing pressure and higher new product introduction costs. Global support costs, consisting primarily of personnel costs and travel expenses, increased 100.5% to $6.5 million (7.5% of revenues) in fiscal 1997 from $3.2 million (3.6% of revenues) in the prior fiscal year. The increase in global support costs are indicative of the expansion of the Company's global support organization in support of the international growth of its customer base. In future periods, gross profit may be adversely affected by changes in the mix of products sold, continued pricing pressure or increases in the cost of goods.

Management's Discussion and Analysis of Financial Condition and
Results of Operations

R E S E A R C H  A N D  D E V E L O P M E N T
Research and development expenses increased 15.1% to $14.2 million (16.5% of revenues) in fiscal 1997 from $12.4 million (13.7% of revenues) in the prior
fiscal year.   During fiscal 1997, the Company continued to make investments in research and development to enhance existing and develop new semiconductor and flat panel display products. As a percentage of revenues, the increase in research and development expenses reflects the effect on the Company's cost structure of the lower revenue level in fiscal 1997. The Company believes that research and development expenditures are essential to maintaining its competitive position in the semiconductor and flat panel display fabrication equipment market and expects these expenditure levels to continue at or above current levels in the foreseeable future.

S E L L I N G ,  G E N E R A L  A N D  A D M I N I S T R A T I V E
Selling, general and administrative expenses increased 3.3% to $12.8 million (14.9% of revenues) in fiscal 1997 from $12.4 million (13.7% of revenues) in the prior fiscal year. Selling, general and administrative expenses for fiscal 1996 included merger-related expenses of $230,000 in connection with the acquisition of Brooks Canada during the second quarter. There were no such merger-related expenses incurred by the Company during fiscal 1997. As a percentage of revenues, the increase in selling, general and administrative expenses reflects the effect on the Company's cost structure of the lower revenue level in fiscal 1997. The Company expects expenditure levels to support the growth of its world wide sales and administrative organizations will continue at or above current levels in the foreseeable future, reflecting the Company's commitment to further penetrate key international markets.

I N T E R E S T  I N C O M E  A N D  E X P E N S E
Interest income decreased 79.0% to $70,000 (0.1% or revenues) in fiscal 1997 from $334,000 (0.4% of revenues) in the prior fiscal year. The decrease in interest income is due to lower cash and investment balances during fiscal 1997 compared with fiscal 1996. Interest expense increased 57.2% to $610,000 (0.6% or revenues) in fiscal 1997 from $388,000 (0.4% of revenues) in the prior fiscal year. The increase in interest expense is primarily due to higher borrowings during the second and third quarters of fiscal 1997 compared with the same periods of fiscal 1996.

I N C O M E  T A X  P R O V I S I O N  ( B E N E F I T )
During fiscal 1997, the Company recorded a net tax benefit of $1,289 in the United States primarily due to the tax benefit of domestic operation loss and tax credit carrybacks. This benefit was partially offset by a net foreign tax provision of $889 resulting largely from the net taxable income of the Company's foreign subsidiaries. During fiscal 1996, the Company recorded a net

Management's Discussion and Analysis of Financial Condition and
Results of Operations



tax provision due to its taxable income position for both domestic and foreign operations.

Fiscal Year Ended September 30, 1996 as Compared to
Fiscal Year Ended September 30, 1995

R E V E N U E S
Revenues increased 77.5% to $90.4 million in fiscal 1996 from $51.0 million in fiscal 1995. Sales of vacuum central wafer handling systems, modules and control software comprised approximately 74% of the increase in revenues, which was primarily attributable to increased unit sales. The remainder of the increase was primarily attributable to increased unit sales of flat panel display substrate handling systems and modules, and service revenues, comprising approximately 14% and 12%, respectively, of the increase in 1996 revenues. Fiscal 1996 shipments included initial deliveries of 300mm vacuum central wafer handling systems incorporating the MagnaTran 6 high speed vacuum transport robot, the Company's sixth generation product developed to enable the production of advanced semiconductors (0.35 micron feature sizes and below). Foreign revenues increased 192.4% to $18.3 million (20.2% of revenues), including $13.3 million of sales to Asian customers in fiscal 1996, compared to foreign revenues of $6.3 million (12.3% of revenues), including $3.9 million of sales to Asian customers in fiscal 1995.

G R O S S  P R O F I T
Gross profit as a percentage of revenues improved slightly to 41.8% in fiscal 1996 compared to 41.6% in fiscal 1995. Cost reductions attributable to manufacturing efficiencies from increased unit sales and increased sales of products incorporating higher value-added control software were partially offset by higher material costs related to changes in product mix and new product introductions, including the introduction of the Company's Marathon 300mm vacuum central wafer handling systems and modules, increased global support costs and generally competitive price pressure. Global support costs, consisting primarily of personnel costs and travel expenses, increased 117.0% to $3.2 million (3.6% or revenues) in fiscal 1996 from $1.5 million (2.9% of revenues) in the prior fiscal year.

R E S E A R C H  A N D   D E V E L O P M E N T
Research and development expenses increased 81.3% to $12.4 million (13.7% of revenues) in fiscal 1996 from $6.8 million (13.4% or revenues) in fiscal 1995. The increase in research and development expenses primarily resulted from continued enhancement of the Company's semiconductor and flat panel display products, including 300mm Marathon vacuum central wafer handling systems and modules, control and scheduling software, and factory automation

Management's Discussion and Analysis of Financial Condition and
Results of Operations



wafer cassette delivery systems.

S E L L I N G , G E N E R A L  A N D  A D M I N I S T R A T I V E
Selling, general and administrative expenses increased 73.0% to $12.4 million (13.7% of revenues) in fiscal 1996 from $7.2 million (14.1% of revenues) in fiscal 1995. The increase in selling, general and administrative expenses resulted from the hiring of additional sales, marketing and administrative staff to manage and support the Company's international expansion in Japan, South Korea, Taiwan and Europe.

Management's Discussion and Analysis of Financial Condition and Results of Operations



INTEREST INCOME AND EXPENSE

Interest income decreased 34.1% to $334,000 (0.4% of revenues) in fiscal 1996 from $507,000 (1.0% of revenues) in fiscal 1995. The decrease reflects lower cash balances in fiscal 1996 as a result of the Company's investments in infrastructure. Interest expense decreased 19.5% to $388,000 (0.4% of revenues) in fiscal 1996 from $482,000 (1.0% of revenues) in fiscal 1995. The decrease in interest expense was due to the Company's improved working capital position and reduced borrowings following the Company's fiscal 1995 public offerings of common stock.

INCOME TAX PROVISION (BENEFIT)

The Company's effective tax rate was 34.5% in fiscal 1996 compared to 31.3% in fiscal 1995. The increase in the effective rate is primarily due to the statutory lapse of federal research and development tax credits during the first nine months of 1996.

Liquidity and Capital Resources

As of September 30, 1997, the Company had working capital of $112.7 million, including $71.8 million of cash and cash equivalents, compared with working capital of $32.6 million, including $2.1 million of cash and cash equivalents, as of September 30, 1996. During fiscal 1997, the Company used cash of $2.0 million in operating activities primarily to finance increased accounts receivable and inventory levels. Accounts receivable and inventories increased, particularly in the third and fourth quarters, due to increased demand for products. Investing activities in fiscal 1997 consisted primarily of capital spending for CAD/CAM/CAE (computer-aided design, manufacturing and engineering) hardware and software, test and demonstration equipment and improvements in and expansion of the Company's facilities worldwide. While the Company has no significant capital commitments as of September 30, 1997, the Company anticipates that it will continue to make capital expenditures to support its business as the Company expands its product offerings and prepares for expected growth. The Company is also planning to expand the manufacturing capacity in its existing facility and anticipates capital spending in fiscal 1998 of at least $1.5 million in connection with this expansion.

In September 1997, the Company received net proceeds of $80.8 million from a public stock offering of 2,298,150 shares of common stock. Other financing activities in fiscal 1997 consisted primarily of the issuance of common stock under the employee stock purchase plan, stock option exercises and repayment of short-term borrowings under credit lines.

The Company has a $22.0 million unsecured revolving line of credit and a $6.0 million unsecured foreign currency line of credit, both of which expire December 31, 1998. Under the revolving credit facility, advances bear

Management's Discussion and Analysis of Financial Condition and Results of Operations




interest, at the option of the Company, at the prime rate or the LIBOR rate plus 2%. Foreign currency advances bear interest at the LIBOR rate plus 2%. There were no borrowings outstanding under these credit facilities at September 30, 1997. At September 30, 1997, the Company was in compliance with the terms of the credit agreements or had obtained the appropriate waivers.

The Company has received notice from a third-party alleging infringements of such party's patent rights by certain of the Company's products. The Company believes the patents claimed may be invalid. In the event of litigation with respect to this claim, the Company is prepared to vigorously defend its position. Currently, the Company does not believe that it is probable that future events related to this threatened matter will have a material adverse effect on the Company's business; however, there can be no assurance that this will be the case. The Company is currently unable to reasonably estimate any possible loss related to this matter.

The Company believes that anticipated cash from operations, available funds and borrowings available under the Company's bank lines of credit will be adequate to fund the Company's currently planned working capital and capital expenditure requirements through fiscal 1998.

Recently Enacted Accounting Pronouncements

In February 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 128, "Earnings per Share" (SFAS
128), which establishes standards for computing and presenting earnings per share. The new standard replaces the presentation of primary earnings per share prescribed by Accounting Principles Board Opinion No. 15, "Earnings per Share" (APB 15), with a presentation of basic earnings per share and also requires dual presentation of basic and diluted earnings per share on the face of the statement of operations for all entities with complex capital structures. Basic earnings per share excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted earnings per share is computed similarly to fully diluted earnings per share pursuant to APB 15. The Company will be required to implement SFAS 128 in the first quarter of fiscal 1998 and to restate all prior periods.

In June 1997, the FASB issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (SFAS 130) and Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" (SFAS 131). The Company will implement SFAS 130 and SFAS 131, as required in fiscal 1999, which require the Company to report and display certain information related to comprehensive income and operating segments, respectively. Adoption of SFAS 130 and SFAS 131

Management's Discussion and Analysis of Financial Condition and Results of Operations




will not impact the Company's financial position or results of operations.

Factors That May Affect Future Results

From time to time, information provided by the Company or statements made by its employees may contain forward-looking information which involve substantial risks and uncertainties that could cause actual results to differ materially from targets or projected results.

In particular, statements contained in this report and in Management's Discussion and Analysis of Financial Condition and Results of Operations which are not historical facts (including, but not limited to, statements concerning anticipated capital spending and operating expense levels and the availability of funds to meet cash requirements) may be forward-looking statements. The Company's actual future results may differ significantly from those stated in any forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the factors discussed below and the accuracy of the Company's internal estimates of revenue and operating expense levels.

Fluctuations in Operating Results

The Company's operating results have in the past fluctuated and may in the future continue to fluctuate significantly depending upon a variety of factors. Such factors may include: the demand for semiconductors in general; cyclicality in the market for semiconductor manufacturing equipment; the timing and size of orders from the Company's customer base; the ability of the Company to manufacture, test and deliver products in a timely and cost effective manner; the ability of the Company's competitors to obtain orders from the Company's customers; the timing of new product announcements and releases by the Company and its competitors; the mix of products sold by the Company; and competitive pricing pressures.

The Company has historically derived a substantial portion of its quarterly and annual revenues from the sale of a relatively small number of semiconductor and flat panel display substrate handling systems, which have relatively high selling prices compared to its other products. As a result, the precise timing of the recognition of revenue from an order for one or a small number of systems can have a significant impact on the Company's total revenues and operating results for a particular period. The Company's operating results for a particular period could be adversely affected if orders for a small number of systems are canceled or rescheduled by customers or cannot be filled in time to recognize revenue during that period due to, for example, unanticipated manufacturing, testing, shipping or product acceptance delays. The Company's expense levels are based, in large part, on the Company's expectations as to future revenues and are, therefore, relatively

Management's Discussion and Analysis of Financial Condition and Results of Operations



fixed in the short term. If revenue levels fall below expectations, net income will be disproportionately and adversely affected. The impact of these and other factors on the Company's revenues and operating results in any future period cannot be forecast with any degree of certainty. These factors could have a material adverse effect on the Company's business, financial condition, revenues and results of operations.

Dependence on Semiconductor Industry

The Company's business is significantly dependent on capital expenditures by manufacturers of semiconductors. The semiconductor industry is highly cyclical and has experienced periods of oversupply, resulting in significantly reduced demand for capital equipment, including the products manufactured and marketed by the Company. The Company's future financial condition, revenues and results of operations may be materially and adversely affected by semiconductor industry downturns or slowdowns. The Company believes that downturns in the semiconductor manufacturing industry will occur in the future, and will result in decreased demand for semiconductor manufacturing equipment. In addition, the Company believes that its ability to reduce expenses in a future downturn will be constrained by the need for continual investment in research and development, and the need to maintain extensive ongoing customer service and support capability. Accordingly, any downturn in the semiconductor industry could have a material adverse effect on the Company's business, financial condition and results of operations.

Customer Concentration

Relatively few customers account for a substantial portion of the Company's revenues. Sales to the Company's ten largest customers in fiscal 1997, 1996 and 1995 accounted for 71%, 69% and 75% of revenues, respectively. In fiscal 1997, 1996 and 1995, sales to Lam Research Corporation ("Lam"), the Company's largest customer in these periods, accounted for 21% of the Company's revenues in each fiscal year. The Company expects that sales to Lam will continue to represent a significant portion of the Company's revenues for the foreseeable future. The Company's customers, including Lam, generally do not enter into long-term agreements obligating them to purchase the Company's products. A reduction or delay in orders from Lam or other significant customers, including reductions or delays due to market, economic or competitive conditions in the semiconductor or flat panel display industries, could have a material adverse effect on the Company's business, financial condition and results of operations.

Reliance on OEM Customers; Lengthy Sales Cycle

The Company's products are principally sold to OEMs which incorporate the Company's products into their equipment. Due to the significant capital commitments usually incurred by semiconductor and flat panel display manufacturers in their purchases of these OEMs' equipment, these manufacturers demand highly reliable products which may require several years for OEMs to develop. The Company's revenues are therefore primarily dependent upon the timing and effectiveness of the efforts of its OEM customers in developing and marketing equipment incorporating the Company's products.

The Company's new products are generally incorporated into an OEM customer's process tools at the design stage. However, customer decisions to use the Company's products, which can often require significant expenditures by the Company without any assurance of success, often precede the generation of volume sales, if any, by a year or more. There can be no assurance that the Company will continue to achieve design-in wins, that the process tools manufactured by the Company's customers will be introduced in a timely manner or that such systems will achieve market acceptance. The Company's or its customers' failure to develop and introduce new products successfully and in a timely manner could materially and adversely affect the Company's business, financial condition and results of operations.

New Products and Rapid Technological Change

The semiconductor and flat panel display manufacturing industries have been characterized by rapid technological change and evolving industry requirements and standards. The Company believes that these trends will continue. The Company's success will depend upon its ability to enhance its existing products and to develop and market new products to meet customer requirements. Successful product development and introduction depends on a number of factors, including accurate new product definition, timely completion and introduction of new product designs and market acceptance of the Company's products and its customers' products. Currently, the Company's major development programs include expanding its product offerings of semiconductor and flat panel display substrate handling systems to address emerging industry requirements for 300mm wafer and fourth generation flat panel substrates, as well as wafer handling systems and modules for atmospheric process tools. In addition, the Company continues to develop and enhance its process control software product offerings. There can be no assurance that the Company will adjust to changing market conditions or be successful in introducing products or product enhancements on a timely basis, if at all, or that the Company will be able to market successfully these products and product enhancements once developed. Further, there can be no assurance that the Company's products will not be rendered obsolete by new industry standards or changing technology.

Risks of International Sales and Operations

In fiscal 1997, 1996 and 1995, the Company derived approximately 38%, 20% and


Management's Discussion and Analysis of Financial Condition and Results of Operations


12% of its revenues from customers located outside the United States. The Company anticipates that international revenues will continue to account for a significant portion of its revenues. However, there can be no assurance that geographical growth rates, if any, in the foreseeable future, particularly in Japan and South Korea which are suffering regional economic downturns, will be comparable to those achieved in fiscal 1997. To support its international customers, the Company maintains subsidiaries in Japan, Europe, South Korea and Taiwan and is expanding its field service and support operations in Europe and Southeast Asia. There can be no assurance that the Company will be able to manage these operations effectively or that the Company's investment in these activities will enable it to compete successfully in international markets or to meet the service and support needs of its customers.

Additionally, a significant portion of the Company's revenues and operations could be subject to certain risks, including tariffs, foreign government standards and regulations and other barriers, difficulties in staffing and managing foreign subsidiary and branch operations, currency exchange risks and exchange controls, adverse tax consequences and difficulty in accounts receivable collection. International trade regulations, such as United States export controls, could change in the future and make it more difficult for the Company to export its products to various countries. There can be no assurance that any of these factors will not have a material adverse effect on the Company's business, financial condition and results of operations.

Intellectual Property Rights

There has been substantial litigation regarding patent and other intellectual property rights in the semiconductor and related industries. The Company has received notice from a third-party alleging infringements of such party's patent rights by certain of the Company's products. The Company's patent counsel continues to investigate the claims made against the Company. With regard to the notice, the Company believes that the patents claimed may be invalid. In the event of litigation with respect to this notice, the Company is prepared to defend vigorously its position. However, because patent litigation can be extremely expensive and time consuming, the Company may seek to obtain a license to one or more of the disputed patents. There can be no assurance that the Company would prevail in any litigation seeking damages or expenses from the Company or to enjoin the Company from selling its products on the basis of the alleged patent infringement, or that a license for any of the alleged infringed patents will be available to the Company on reasonable terms, if at all.

Management of Growth

The Company's strategy is to grow by providing hardware and software solutions to enhance semiconductor and flat panel display substrate handling systems of advanced production tools used to produce semiconductors and flat panel displays. Due to the level of technical and marketing expertise necessary to support its existing and new customers, the Company must attract highly qualified and well-trained domestic and international personnel. There is a limited number of persons with the requisite skills to serve in these positions and it may become inceasingly difficult for the Company to hire such personnel. The Company will also be required to manage its expanding international operations, to effect timely deliveries of its products and to maintain the product quality and reliability required by its customers. The Company's expansion may also significantly strain the Company's management, manufacturing, financial and other resources. There can be no assurance that the Company's systems, procedures, controls and existing space will be adequate to support the Company's operations. Failure to properly manage the Company's growth, if any, could have a material adverse effect on the Company's business, financial condition and results of operations.

Highly Competitive Industry

The markets for the Company's products are highly competitive and subject to rapid technological change. The Company believes that its primary competition is from integrated OEMs that satisfy their semiconductor and flat panel display handling needs in-house rather than by purchasing systems or modules from an independent supplier such as the Company. Many of these other potential competitors have substantially greater resources than the Company. There can be no assurance that the Company will be successful in selling its products to OEMs that currently satisfy their substrate handling needs in-house, regardless of the performance or the price of the Company's products. Moreover, there can be no assurance that integrated OEMs will not begin to commercialize their handling capabilities. Competitors may develop superior products or products of similar quality at the same or lower prices. Other technical innovations may impair the Company's ability to market its products. There can be no assurance that the Company will be able to compete successfully.

Risks Associated with Possible Acquisitions

The Company may pursue potential acquisitions of businesses, products and technologies that could complement or expand the Company's business. The Company currently has no plans, commitments or agreements with respect to any material acquisitions and there can be no assurance that the Company will be able to identify any appropriate acquisition candidates. If the Company identifies an acquisition candidate, there can be no assurance that the Company will be able to successfully negotiate the terms of any such acquisition, finance such acquisition or integrate such acquired businesses, products or technologies into the Company's existing business and products. The negotiation of potential acquisitions as well as the integration of an acquired business could cause diversion of management's time and resources. Future acquisitions by the Company



Management's Discussion and Analysis of Financial Condition and Results of Operations


could result in potentially dilutive issuances of equity securities, the incurrence of debt and contingent liabilities and amortization expenses. If any such acquisition were to occur, there can be no assurance that, whether or not consummated, any such acquisition would not have a material adverse effect on the Company's business, financial condition and results of operations.

Volatility of Stock Price

The Company believes that a variety of factors could cause the price of the Company's common stock to fluctuate, perhaps substantially, including: announcements of developments related to the Company's business; quarterly fluctuations in the Company's actual or anticipated operating results and order levels; general conditions in the semiconductor and flat panel display industries or the worldwide economy; announcements of technological innovations; new products or product enhancements by the Company or its competitors; developments in patents or other intellectual property rights and litigation; and developments in the Company's relationships with its customers and suppliers. In addition, in recent years the stock market in general and the market for shares of small capitalization and semiconductor industry-related companies in particular, have experienced extreme price fluctuations which have often been unrelated to the operating performance of affected companies. Any such fluctuations in the future could adversely affect the market price of the Company's common stock. There can be no assurance that the market price of the common stock of the Company will not decline.

Consolidated Balance Sheet

(IN THOUSANDS, EXCEPT SHARE-RELATED DATA)
SEPTEMBER 30,                                                               1997         1996
---------------------------------------------------------------------------------------------
Assets
Current assets:
  Cash and cash equivalents                                            $  71,753    $   2,102
  Accounts receivable, net of allowance for doubtful accounts of $160 and $100, respectively, and including related party
    receivables of $5,204 and $5,533, respectively                        28,408       24,381
  Inventories                                                             23,253       17,803
  Prepaid expenses and other current assets                                1,980        1,026
  Deferred income taxes                                                    1,710          653
---------------------------------------------------------------------------------------------
    Total current assets                                                 127,104       45,965
Fixed assets, net                                                         19,054       16,698
Other assets                                                               3,572        2,098
---------------------------------------------------------------------------------------------
    Total assets                                                       $ 149,730    $  64,761
=============================================================================================

Liabilities and Stockholders' Equity
Current liabilities:
  Current portion of long-term debt and capital lease obligations      $     399    $   1,431
  Accounts payable                                                         9,125        8,103
  Accrued compensation and benefits                                        2,719        2,719
  Accrued expenses and other current liabilities                           2,193        1,130
---------------------------------------------------------------------------------------------
    Total current liabilities                                             14,436       13,383
Long-term debt and capital lease obligations                                 190          589
Deferred income taxes                                                        905           98
---------------------------------------------------------------------------------------------
    Total liabilities                                                     15,531       14,070
---------------------------------------------------------------------------------------------
Commitments and contingency (Note 12)                                         --           --
Stockholders' equity:
  Preferred stock, $.01 par value; 1,000,000 shares authorized; none
    issued and outstanding                                                    --           --
  Common stock, $.01 par value; 21,500,000 shares authorized;
    10,052,663 and 7,569,109 shares issued and outstanding,
    respectively                                                             101           76
  Additional paid-in capital                                             117,139       34,335
  Cumulative translation adjustment                                            5         (174)
  Deferred compensation                                                     (416)        (110)
  Retained earnings                                                       17,370       16,564
---------------------------------------------------------------------------------------------
    Total stockholders' equity                                           134,199       50,691
---------------------------------------------------------------------------------------------
    Total liabilities and stockholders' equity                         $ 149,730    $  64,761
=============================================================================================


                The accompanying notes are an integral part of
                   these consolidated financial statements.

Consolidated Statement of Income



(IN THOUSANDS, EXCEPT PER SHARE DATA)
YEAR ENDED SEPTEMBER 30,                                       1997            1996          1995
---------------------------------------------------------------------------------------------------
                                                        FISCAL 1997     FISCAL 1996    FISCAL 1995
---------------------------------------------------------------------------------------------------
Revenues, including related party revenues of $18,176,
  $19,109 and $10,530, respectively                        $ 86,409        $ 90,432       $ 50,958
Cost of revenues                                             58,395          52,610         29,783
---------------------------------------------------------------------------------------------------
Gross profit                                                 28,014          37,822         21,175
---------------------------------------------------------------------------------------------------
Operating expenses:
  Research and development                                   14,222          12,359          6,818
  Selling, general and administrative                        12,846          12,436          7,188
---------------------------------------------------------------------------------------------------
    Total operating expenses                                 27,068          24,795         14,006
---------------------------------------------------------------------------------------------------
Income from operations                                          946          13,027          7,169
Interest expense                                                610             388            482
Interest income                                                  70             334            507
---------------------------------------------------------------------------------------------------
Income before income taxes                                      406          12,973          7,194
Income tax provision (benefit)                                 (400)          4,476          2,249
---------------------------------------------------------------------------------------------------
Net income                                                 $    806        $  8,497       $  4,945
===================================================================================================
Net income per share                                       $   0.10        $   1.04       $   0.73
===================================================================================================
Weighted average number of common and
  common equivalent shares                                    8,435           8,199          6,803
===================================================================================================


The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statement of Changes in Stockholders' Equity

                                     COMMON  ADDITIONAL   CUMULATIVE                                TOTAL
                                   STOCK AT     PAID-IN  TRANSLATION     DEFERRED  RETAINED  STOCKHOLDERS'
(IN THOUSANDS)                    PAR VALUE     CAPITAL   ADJUSTMENT COMPENSATION  EARNINGS        EQUITY
---------------------------------------------------------------------------------------------------------
Balance at September 30, 1994          $ 40   $  2,360      $ (171)      $     -    $ 3,360    $   5,589
Issuance of common stock-
  public offerings                       30     30,216                                            30,246
Exercise of common stock warrants         5      1,240                                             1,245
Exercise of common stock options                    57                                                57
Purchase and retire treasury stock                (119)                       80                     (39)
Currency translation adjustments                                35                                    35
Deferred compensation                              264                      (264)                      -
Amortization of deferred
  compensation                                                                45                      45
Payment of stockholders' notes
  receivable                                        60                                                60
Dividends                                                                               (91)         (91)
Income tax benefit related
  to stock options                                 130                                               130
Net income                                                                            4,945        4,945
---------------------------------------------------------------------------------------------------------
Balance at September 30, 1995            75     34,208        (136)         (139)     8,214       42,222
Issuance of common stock under
  employee stock purchase plan                     210                                               210
Exercise of common stock options          1        101                                               102
Purchase and retire treasury stock                (184)                                             (184)
Currency translation adjustments                               (38)                                  (38)
Amortization of deferred
  compensation                                                                29                      29
Elimination of Techware net income
  for the three-months ended
  December 31, 1995                                                                    (147)        (147)
Net income                                                                            8,497        8,497
---------------------------------------------------------------------------------------------------------
Balance at September 30, 1996            76     34,335        (174)         (110)    16,564       50,691
Issuance of common stock-
  public offering                        23     80,739                                            80,762
Issuance of common stock under
  employee stock purchase plan            1        531                                               532
Exercise of common stock options          1        240                                               241
Currency translation adjustments                               179                                   179
Deferred compensation                              368                      (368)                      -
Amortization of deferred
  compensation                                                                62                      62
Income tax benefit related
  to stock options                                 926                                               926
Net income                                                                              806          806
---------------------------------------------------------------------------------------------------------
Balance at September 30, 1997          $101   $117,139      $    5         $(416)   $17,370     $134,199

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statement of Cash Flows

(IN THOUSANDS)
YEAR ENDED SEPTEMBER 30,                                                 1997         1996         1995
-------------------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                  FISCAL 1997  FISCAL 1996  FISCAL 1995
-------------------------------------------------------------------------------------------------------
Cash flows from operating activities
Net income                                                           $    806    $  8,497    $  4,945
  Adjustments to reconcile net income to net cash
    provided by (used in) operating activities
    Depreciation and amortization                                       4,808       3,028       1,270
    Loss on disposal of fixed assets                                        7         122          50
    Compensation expense related to common stock options                   62          29          45
    Deferred income taxes                                                (249)       (443)        115
    Changes in operating assets and liabilities:
      Accounts receivable                                              (3,948)    (11,742)     (8,340)
      Inventories                                                      (5,555)     (5,005)     (8,413)
      Prepaid expenses and other current assets                           165         511        (715)
      Accounts payable                                                  1,046       2,127       4,195
      Accrued compensation and benefits                                   (15)      1,019         717
      Accrued expenses and other current liabilities                      882        (291)       (855)
-------------------------------------------------------------------------------------------------------
        Net cash used in operating activities                          (1,991)     (2,148)     (6,986)
-------------------------------------------------------------------------------------------------------

Cash flows from investing activities
Purchases of fixed assets                                              (6,363)     (9,689)     (7,673)
Increase in other assets                                               (2,069)     (1,267)       (511)
Proceeds from sales of short-term investments, net                         --          --         492
-------------------------------------------------------------------------------------------------------
        Net cash used in investing activities                          (8,432)    (10,956)     (7,692)
-------------------------------------------------------------------------------------------------------

Cash flows from financing activities
Net (repayments of) borrowings under line of credit                    (1,019)        123         236
Principal payments on long-term debt and capital lease obligations       (412)       (462)     (2,293)
Proceeds from issuance of common stock, net of issuance costs          81,535         312      31,608
Dividends paid                                                             --         (91)         --
Purchase and retire treasury stock                                         --        (253)        (39)
-------------------------------------------------------------------------------------------------------
        Net cash provided by (used in) financing activities            80,104        (371)     29,512
-------------------------------------------------------------------------------------------------------

Effects of exchange rate changes on cash and cash equivalents             (30)        (17)         35
Net increase (decrease) in cash and cash equivalents                   69,651     (13,492)     14,869
Cash and cash equivalents, beginning of year                            2,102      15,594         725
Cash and cash equivalents, end of year                               $ 71,753    $  2,102    $ 15,594

Supplemental disclosure of cash flow information
Cash paid during the year for interest                               $    615    $    419    $    371
Cash paid during the year for income taxes                           $  1,486    $  4,076    $  2,786
-------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements

1. Nature of Business and Summary of Significant Accounting Policies

N A T U R E  O F  B U S I N E S S
Brooks Automation, Inc. (the "Company") is an independent supplier of substrate handling robots, modules, software controls and fully-integrated cluster tool platforms to semiconductor, flat panel display and data storage manufacturers worldwide.

A summary of the Company's significant accounting policies follows:

P R I N C I P L E S  O F  C O N S O L I D A T I O N  A N D  B A S I S  O F
P R E S E N T A T I O N
The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated. The consolidated financial information contained herein includes the accounts of Techware Systems Corporation ("Techware") for all periods presented (Note 2).


U S E  O F  E S T I M A T E S
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.


R E V E N U E  R E C O G N I T I O N
Revenue from product sales is recorded upon shipment to the customer provided that no significant obligations remain and collection of the related receivable is probable. When insignificant obligations remain after shipment of the product, the Company accrues the estimated costs of such obligations upon shipment. A provision for product warranty costs is recorded at the time of sale.


C A S H  A N D  C A S H  E Q U I V A L E N T S
The Company invests its excess cash in repurchase agreements with major banks and U.S. government securities that are subject to minimal credit and market risk. The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. At September 30, 1997, cash and cash equivalents include $40,031,000 and $31,171,000 of securities which are classified as available-for-sale and held to maturity, respectively, and for which cost approximates fair value. At September 30, 1996, cash and cash equivalents include $1,758,000 of securities which are classified as held to maturity and for which cost approximates fair value.

Notes to Consolidated Financial Statements




I N V E N T O R I E S
Inventories are stated at the lower of cost or market, cost being determined using the first-in, first-out method. The Company provides inventory reserves for excess, obsolete or damaged inventory based on changes in customer demand, technology and other economic factors. While the Company often uses sole source suppliers for certain key components and common assemblies to achieve quality control and the benefits of economies of scale, the Company believes that these parts and materials are readily available from several supply sources.


F I X E D  A S S E T S
Fixed assets are recorded at cost and depreciated over their estimated useful lives using the straight-line method. Equipment held under capital leases is recorded at the lower of the fair market value of the equipment or the present value of the minimum lease payments at the inception of the leases. Leasehold improvements and equipment held under capital leases are amortized over the shorter of their estimated useful lives or the term of the respective leases. Repair and maintenance costs are expensed as incurred.


P A T E N T S
The Company capitalizes the direct costs associated with obtaining patents. Capitalized patent costs are amortized using the straight-line method over the shorter of seven years or the estimated economic life of the patents.


R E S E A R C H  A N D  D E V E L O P M E N T  A N D  S O F T W A R E
D E V E L O P M E N T  C O S T S
Costs incurred in the research and development of the Company's products are expensed as incurred, except for certain software development costs. Software development costs are expensed prior to establishing technological feasibility and capitalized thereafter until the related product is available for general release to customers. Capitalized software development costs are amortized to cost of sales on a product-by-product basis over the estimated lives of the related products.


S T O C K - B A S E D  C O M P E N S A T I O N
The Company's stock compensation plans are accounted for in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees". Under this method, compensation expense on stock option grants to employees is recognized only to the extent that the exercise price on the date of grant is less than the current fair value of the Company's common stock. In October 1996, the Company adopted the disclosure provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS123), for stock-based awards to employees (Note 8).

Notes to Consolidated Financial Statements





All stock based awards to non-employees are accounted for in accordance with SFAS123.


I N C O M E  T A X E S
The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". Under this method, deferred income tax assets and liabilities are recognized for the expected future tax consequences, utilizing current tax rates, of temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities. Deferred income tax expense represents the change in the net deferred tax asset and liability balances.


F O R E I G N  C U R R E N C Y
The functional currency of the Company's international subsidiaries is the local currency. Accordingly, foreign currency financial statements of the Company's international subsidiaries are translated into U.S. dollars using exchange rates in effect at period end for assets and liabilities and at average rates during the period for results of operations. The resulting foreign currency translation adjustments are reflected as a separate component of consolidated stockholders' equity.


N E T  I N C O M E  P E R  S H A R E
Net income per share is determined based on the weighted average number of common shares and common equivalent shares, if dilutive, assumed outstanding during the applicable period. Pursuant to Securities and Exchange Commission Staff Accounting Bulletin No. 83, certain common and common equivalent shares issued by the Company during the twelve month period prior to the initial filing of the registration statement relating to the Company's initial public offering have been included in the calculation of weighted average shares, using the treasury stock method and an estimated initial public offering price of $9.00 per share, as if these shares were outstanding for all periods prior to the initial public offering.


R E C E N T L Y E N A C T E D A C C O U N T I N G P R O N O U N C E M E N T S In February 1997, the FASB issued Statement of Financial Accounting Standards No. 128, "Earnings per Share" (SFAS128), which establishes standards for computing and presenting earnings per share. The new standard replaces the presentation of primary earnings per share prescribed in Accounting Principles Board Opinion No. 15, "Earnings per Share" (APB15) with a presentation of basic earnings per share and also requires dual presentation of basic and diluted earnings per share on the face of the statement of operations for all entities with complex capital structures. Basic earnings per share excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted earnings per share is computed similarly to fully diluted earnings per share pursuant to APB15. The Company will be required to implement SFAS128 in the first quarter of fiscal 1998 and to restate all prior periods. If the Company had been required to implement the guidance in SFAS128 during the year ended September 30, 1997, the following earnings per share amounts

Notes to Consolidated Financial Statements


would have been reported.


YEAR ENDED SEPTEMBER 30,                                   1997          1996          1995
-------------------------------------------------------------------------------------------
Net income per common share:
Basic                                                  $   0.10       $  1.13       $  0.82
===========================================================================================
Diluted                                                $   0.09       $  1.04       $  0.73
===========================================================================================
Weighted average number of common shares                  7,681         7,503         5,997
===========================================================================================
Weighted average number of common and dilutive
  potential common shares                                 8,634         8,199         6,803
===========================================================================================

In June 1997, the FASB issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (SFAS130) and Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" (SFAS131). The Company will implement SFAS130 and SFAS131, as required in fiscal 1999, which require the Company to report and display certain information related to comprehensive income and operating segments, respectively. Adoption of SFAS130 and SFAS131 is not expected to impact the Company's financial position or results of operations.

Notes to Consolidated Financial Statements


2. Acquisition

In fiscal 1996, the Company issued 462,189 shares of common stock in exchange for all the outstanding shares of Techware pursuant to a Combination Agreement dated as of February 28, 1996. The Techware acquisition was accounted for as a pooling of interests. In connection with the Techware acquisition, the Company incurred expenses of $230,000, consisting primarily of transaction costs to effect the acquisition, in the quarter ended March 31, 1996.

Due to the previously differing year-ends of the Company and Techware, Techware's results of operations for the year ended December 31, 1995 have been combined with the Company's results of operations for the year ended September 30, 1995. The results of operations for fiscal 1996 are for the twelve-months ended September 30, 1996 for both the Company and Techware. Techware's unaudited results of operations for the three months ended December 31, 1995 (including revenues and net income of $1,810,000 and $147,000, respectively) are included in the consolidated statements of income for both the year ended September 30, 1996 and 1995. Therefore, an amount equal to Techware's net income for the three months ended December 31, 1995 was eliminated from consolidated retained earnings for the year ended September 30, 1996.

3. Inventories

Inventories consist of the following:


(IN THOUSANDS)

SEPTEMBER 30,                                        1997                1996
-----------------------------------------------------------------------------
Raw materials and purchased parts                 $14,750             $12,547
Work-in-process                                     7,745               2,899
Finished goods                                        758               2,357
-----------------------------------------------------------------------------
                                                  $23,253             $17,803
=============================================================================

4. Fixed Assets

Fixed assets consist of the following:


(IN THOUSANDS)                             ESTIMATED USEFUL

SEPTEMBER 30,                                 LIFE IN YEARS        1997           1996
--------------------------------------------------------------------------------------
Computer equipment and software                         3-5     $ 8,224       $  5,595
Computer equipment and software                     life of
  under capital leases                                lease         626            626
Machinery and equipment                                 5-7      10,764          7,861
Machinery and equipment                             life of
  under capital leases                                lease         753            753

Notes to Consolidated Financial Statements

Furniture and fixtures                            3-10         3,496      3,077
Leasehold improvements                               7         4,769      4,133
-------------------------------------------------------------------------------
                                                              28,632     22,045
Less-Accumulated depreciation and amortization                 9,578      5,347
-------------------------------------------------------------------------------
                                                             $19,054    $16,698
===============================================================================

Accumulated amortization on fixed assets under capital leases was $902,000 and $626,000 at September 30, 1997 and 1996, respectively. Amortization expense for fixed assets under capital leases was $276,000, $243,000 and $124,000 for the years ended September 30, 1997, 1996 and 1995, respectively.

5. Long-term Debt and Capital Lease Obligations
Long-term debt consists of the following:

(IN THOUSANDS)

SEPTEMBER 30,                                                                 1997         1996
-------------------------------------------------------------------------------------------------
Outstanding borrowings under bank line of credit agreements                 $    -         $1,019

Subordinated note payable, principal payments in monthly
  installments of $5, interest payable monthly at prime plus 2.75%
  per annum (11.25% and 11.0% at September 30, 1997 and 1996)                  182            246

Capital lease obligations at rates of 5% to 21% per annum, secured
  by certain fixed assets; expiring at various dates through January 1999      407            755
-------------------------------------------------------------------------------------------------
                                                                               589          2,020
Less-Current portion                                                           399          1,431
-------------------------------------------------------------------------------------------------
                                                                            $  190         $  589
=================================================================================================

The aggregate maturities of long-term debt and capital lease obligations are as follows as of September 30, 1997:


(IN THOUSANDS)

FISCAL
-------------------------------------------------------------------------------------------------
1998                                                             $399
1999                                                              122
2000                                                               68
-------------------------------------------------------------------------------------------------
                                                                 $589
=================================================================================================

The Company has a $22.0 million unsecured revolving line of credit and a $6.0

Notes to Consolidated Financial Statements



million unsecured foreign currency line of credit, both of which expire December 31, 1998. Under the revolving credit facility, advances bear interest, at the option of the Company, at the prime rate or the LIBOR rate plus 2%. Foreign currency advances bear interest at the LIBOR rate plus 2%. There were no borrowings outstanding under these credit facilities at September 30, 1997. At September 30, 1996, the Company had $1,019,000 outstanding ($725,000 denominated in Japanese yen and $294,000 denominated in Canadian dollars) under the foreign currency line of credit. The terms of the Loan Agreement require the Company to comply with various covenants, including the maintenance of specified financial ratios and a minimum tangible capital base, as defined, and limits annual levels of capital expenditures.

Additionally, the Company has a $450,000 term note agreement with a third party due in June 2000. The note is secured by substantially all of the Company's assets and is personally guaranteed by the president of the Company. The note agreement contains various restrictive covenants.

At September 30, 1997, the Company was in compliance with the terms of these credit agreements or had obtained the appropriate waivers.

6. Income Taxes

The components of the income tax provision (benefit) are as follows:


(IN THOUSANDS)

YEAR ENDED SEPTEMBER 30,               1997          1996           1995
--------------------------------------------------------------------------------
Current:
  Federal                            ($987)       $ 3,695        $ 1,719
  State                                  8            625            241
  Foreign                              829            600            174
--------------------------------------------------------------------------------
                                      (150)         4,920          2,134
================================================================================

Deferred:
  Federal                            ($204)           (42)            67
  State                               (106)          (402)            48
  Foreign                               60             --             --
--------------------------------------------------------------------------------
                                      (250)          (444)           115
--------------------------------------------------------------------------------
                                     ($400)       $ 4,476        $ 2,249
================================================================================

The components of income (loss) before income taxes are as follows:


(IN THOUSANDS)

YEAR ENDED SEPTEMBER 30,             1997             1996            1995
--------------------------------------------------------------------------------
Domestic                          ($1,136)         $11,580          $6,651
Foreign                             1,542            1,393             543
--------------------------------------------------------------------------------
                                   $  406          $12,973          $7,194
================================================================================

Notes to Consolidated Financial Statements



The significant components of the net deferred tax asset are as follows:


(IN THOUSANDS)

SEPTEMBER 30,                                       1997         1996         1995
----------------------------------------------------------------------------------
Deferred tax assets:
  Reserves not currently deductible              $ 1,531       $  819        $ 382
  Foreign and state tax credit carryforwards         516          411           --
  Other                                               --           61           12
----------------------------------------------------------------------------------
  Gross deferred tax assets                        2,047        1,291          394
----------------------------------------------------------------------------------

Deferred tax liabilities:
  Depreciation and amortization                   (1,059)        (676)        (266)

  Other                                             (183)         (60)         (16)
----------------------------------------------------------------------------------
  Gross deferred tax liabilities                  (1,242)        (736)        (282)
----------------------------------------------------------------------------------
                                                 $   805       $  555        $ 112
==================================================================================

The differences between the income tax provision (benefit) and income taxes computed using the applicable U.S. statutory federal tax rate are as follows:


(IN THOUSANDS)

YEAR ENDED SEPTEMBER 30,                          1997         1996         1995
--------------------------------------------------------------------------------
Taxes computed at federal statutory rate        $  142      $ 4,540      $ 2,518
State income taxes, net of federal benefit         (98)         420          207
Research and development tax credits              (591)        (587)        (255)
Foreign sales corporation tax benefit             (381)        (325)         (85)
Foreign income taxed at different rates            407          161          (20)
Non-deductible transaction expenses                 --          110           --
Other                                              121          157         (116)
--------------------------------------------------------------------------------
                                                 ($400)     $ 4,476      $ 2,249
================================================================================

The Company does not provide for U.S. income taxes applicable to undistributed earnings of its foreign subsidiaries since these earnings are indefinitely reinvested.

7. Stockholders' Equity

In February 1995, the Company issued 2,000,000 shares of common stock

Notes to Consolidated Financial Statements



in an initial public offering and received proceeds, net of offering costs, of $13.6 million. In July 1995 and September 1997, the Company completed public stock offerings of 1,000,000 shares and 2,298,150 shares of common stock, respectively, and received proceeds, net of offering costs, of $16.6 million and $80.8 million, respectively.


8. Stock Plans
1995 EMPLOYEE STOCK PURCHASE PLAN

On February 22, 1996, the stockholders approved the 1995 Employee Stock Purchase Plan (the "1995 Plan") which enables eligible employees to purchase shares of the Company's common stock. Under the 1995 Plan, eligible employees may purchase up to an aggregate of 150,000 shares during six-month offering periods commencing on January 1 and July 1 of each year at a price per share of 85% of the lower of the market price per share on the first or last day of each six-month offering period. Participating employees may elect to have up to 10% of base pay withheld and applied toward the purchase of such shares. The rights of participating employees under the 1995 Plan terminate upon voluntary withdrawal from the plan at any time or upon termination of employment. As of September 30, 1997, the Company has reserved 82,744 shares of common stock for issuance under the 1995 Plan.


1992 COMBINATION STOCK OPTION PLAN

The 1992 Combination Stock Option Plan (the "1992 Plan") allows for the grant of non-qualified and incentive stock options for the purchase of up to 1,550,000 shares of the Company's common stock by employees, directors or consultants who provide services to the Company. The Board of Directors of the Company is responsible for administration of the 1992 Plan. Stock options granted under the plan have generally been granted at exercise prices of not less than the fair value per common share on the date of the grant. Non-qualified and incentive stock options are exercisable at various dates as determined by the Board of Directors. Incentive stock options are generally exercisable either within 10 years of the date of grant or within 5 years of the date of grant for employees holding greater than 10% of the Company's voting stock.


1993 NON-EMPLOYEE DIRECTOR STOCK OPTION PLAN

The 1993 Non-Employee Director Stock Option Plan (the "Director Plan") allows for the issuance of stock options to directors who provide services to the Company. In fiscal 1997, the Company's stockholders approved an increase in the number of shares issuable under the Director Plan from 90,000 to 190,000 shares. The price of the stock options is determined by the Board of Directors and are priced at not less than the fair market value on the date of

Notes to Consolidated Financial Statements


grant. Options vest over a five year period.

On July 25, 1996, the Board of Directors determined that certain stock options issued to employees of the Company had an exercise price significantly higher than the fair market value of the Company's common stock. In light of the Board's conclusions that such options were not providing the desired incentive, the Board provided employees with the opportunity to exchange options previously granted to them under the 1992 Plan for new options (the "replacement options") to purchase the same number of shares of common stock at an exercise price of $11.00 per share, the then fair market value of the Company's common stock. Employees were given the choice of retaining their existing options, with the original vesting schedule, or accepting the replacement options, with a vesting schedule commencing on July 25, 1996. The Company canceled and replaced options to purchase 344,600 shares of common stock with an average exercise price of $14.36 per share.

Stock option activity under all plans is summarized as follows:

                                                                    WEIGHTED-
                                                                      AVERAGE
                                                 NUMBER OF           EXERCISE
                                                    SHARES              PRICE
-----------------------------------------------------------------------------
Outstanding, September 30, 1994                    942,300          $    1.83
  Granted                                          128,500              12.52
  Canceled                                          (9,000)              1.54
  Exercised                                        (49,700)              1.12
-----------------------------------------------------------------------------
Outstanding, September 30, 1995                  1,012,100               3.18
  Granted                                          717,500              12.14
  Canceled                                        (405,375)             13.41
  Exercised                                       (101,575)              0.99
-----------------------------------------------------------------------------
Outstanding, September 30, 1996                  1,222,650               5.47
  Granted                                          133,300              16.08
  Canceled                                         (34,075)              7.55
  Exercised                                       (141,791)              1.70
-----------------------------------------------------------------------------
Outstanding, September 30, 1997                  1,180,084          $    7.02
=============================================================================

Notes to Consolidated Financial Statements



The weighted average fair value per share of options granted with exercise prices at fair market value during the years ended September 30, 1997 and 1996 was $12.51 and $8.69, respectively. The weighted average exercise price per share of options granted with exercise prices at fair market value during the year ended September 30, 1997 was $17.37. The weighted average fair value and weighted average exercise price per share of options granted at below fair market value during the year ended September 30, 1997 was $17.68 and $12.75, respectively.

The following table summarizes information about stock options outstanding at September 30, 1997:

                                  WEIGHTED-
                                    AVERAGE
                                  REMAINING     WEIGHTED-                  WEIGHTED-
                                CONTRACTUAL       AVERAGE                    AVERAGE
EXERCISE               NUMBER          LIFE      EXERCISE         NUMBER    EXERCISE
PRICE             OUTSTANDING     (IN YEARS)        PRICE    EXERCISABLE       PRICE
------------------------------------------------------------------------------------
$0.83-$1.67           113,559           5.9       $  1.35         47,434     $  1.25

$2.21-$2.43           505,875           4.7       $  2.31        248,625     $  2.33

$8.00-$10.25           18,650           8.1       $  8.77          1,500     $  8.00

$11.00                387,600           8.8       $ 11.00              -           -

$11.50-$14.75          99,400           9.4       $ 12.89          2,600     $ 12.08

$15.62-$21.50          44,000           9.1       $ 19.99          3,000     $ 19.00

$29.50-$38.38          11,000           9.9       $ 34.08              -           -
                    ---------                                    -------
                    1,180,084           6.8       $  7.02        303,159     $  2.44
                    =========                                    =======



At September 30, 1996 and 1995, there were 217,150 and 144,225 options exercisable, respectively, with weighted average exercise prices of $1.97 and $1.35, respectively.

Notes to Consolidated Financial Statements



The fair value of each option grant is estimated on the date of grant with the following assumptions used for grants made during fiscal years 1997 and 1996: no dividend yield, risk-free interest rates of 6.2% to 6.3%, expected option term of 4 years, expected forfeiture rate of 2.5% and a volatility factor of 100%.

Had compensation expense for the Company's option grants to employees been determined based on the fair value at the date of grant and for shares of common stock purchased pursuant to the Employee Stock Purchase Plan, consistent with the methods prescribed by SFAS123, the pro forma effect on the Company's net income for the years ended September 30, 1997 and 1996 would have been as follows:

Y E A R  E N D E D  S E P T E M B E R 30,                 1997          1996
----------------------------------------------------------------------------
Net income                             As reported    $806,000    $8,497,000
                                         Pro forma    $ 60,000    $8,021,000

Net income per share                   As reported       $0.10         $1.04
                                         Pro forma       $0.01         $1.02

Because most options vest over several years and additional option grants are expected to be made subsequent to September 30, 1997, the results of applying the fair value method may have a materially different effect on pro forma net income in future years.

R E S T R I C T E D   S T O C K   P U R C H A S E   P L A N
Prior to its initial public offering, the Company had an informal stock purchase plan whereby selected key employees and consultants were granted the opportunity to purchase common stock. The shares of common stock sold pursuant to this plan are generally subject to purchase by the Company at the original purchase price plus a specified interest rate, if the individual ceases to be employed or associated with the Company after various specified periods of time. In connection with this plan, the Company issued a total of 423,195 shares of common stock to employees and consultants at per share prices ranging from $.83 to $2.21. During fiscal 1996 and 1995, the Company purchased and retired 25,500 and 18,000 shares, respectively, under this plan. At September 30, 1997, the number of shares of common stock outstanding includes 62,295 shares subject to purchase by the Company.

R I G H T S  D I S T R I B U T I O N
In July 1997, the Board of Directors declared a dividend of one preferred share purchase right (a "right") for each share of common stock outstanding on August 12, 1997. Each right entitles the registered holder to purchase from the Company, upon certain triggering events, one-thousandth of a share of Series
A Junior Participating Preferred Stock, par value $0.01 per share (the "Series A Preferred Shares"), of the Company, at a purchase price of $135 per one-thousandth of a Series A Preferred Share, subject to adjustment. Redemption of the rights could generally discourage a merger or tender offer involving the securities of the Company that is not approved by the Company's Board of Directors by increasing the cost of effecting any such transaction and, accordingly, could have an adverse impact on stockholders who might want to vote in favor of such merger or participate in such tender offer. The rights will expire on the earlier of (i) July 31, 2007, or (ii) the date on which the rights are redeemed. The terms of the rights may generally be amended by the Board of Directors without the consent of the holders of the rights.

9. Benefit Plan

The Company sponsors a defined contribution plan which meets the requirements of
Section 401(k) of the Internal Revenue Code. All domestic employees of the Company who meet minimum age and service requirements are eligible to participate in the plan. The plan allows employees to contribute 1% to 15% of their annual salary subject to statutory limitations. The Company contributes 50% of amounts contributed by employees up to 3% of their annual salary. The Company's contribution expense was $165,000, $133,000 and $82,000 in fiscal 1997, 1996 and 1995, respectively.

10. Geographic, Significant Customers and Related Party Information

Revenues from customers outside the United States were 38% (31% to Asia and 7% to Europe), 20% (15% to Asia and 5% to Europe) and 12% (8% to Asia and 4% to Europe) of total revenues for fiscal 1997, 1996 and 1995, respectively.

During fiscal 1997, 1996 and 1995, the Company had revenues from a related party representing 21% of revenues in each fiscal year. An executive of this customer is a member of the Company's Board of Directors.

During fiscal 1997, the Company had revenues from one customer (not a related party) representing 11% of revenues. During fiscal 1995, the Company had revenues from another customer (not a related party) representing 13% of revenues.

A financial instrument which potentially exposes the Company to concentration of credit risk is accounts receivable, as the Company's customers are concentrated in the semiconductor industry and relatively few customers account for a significant portion of the Company's revenues. At September 30, 1997 and 1996, accounts receivable from three customers and two customers, respectively, accounted for approximately 46% and 36%, respectively, of accounts receivable. The Company regularly monitors the creditworthiness of its customers and believes that it has adequately provided for any exposure to potential credit losses.

11. Supplemental Cash Flow Information

During fiscal 1996 and 1995, the Company acquired $630,000 and $348,000, respectively, of fixed assets under capital leases.

During fiscal 1997, the Company recorded deferred compensation of $368,000 relating to certain common stock options granted during the year. During fiscal 1996, the Company recorded compensation expenses of $69,000 in connection with the purchase and retirement of 25,500 shares of restricted common stock (Note
8). During fiscal 1995, the Company recorded deferred compensation of $264,000 relating to certain common stock issued and common stock options granted during the twelve month period prior to the initial filing of the registration statement relating to the Company's initial public offering.

12. Commitments and Contingency

L E A S E  C O M M I T M E N T S
The Company leases manufacturing and office facilities and certain equipment under operating and capital leases (Notes 4 and 5) that expire through 2003. Rent expenses under operating leases for fiscal 1997, 1996 and 1995 was $1,741,000, $976,000 and $725,000, respectively. Future minimum lease payments under operating and capital leases with initial or remaining noncancelable terms of one or more years are as follows as of September 30, 1997:.


(IN THOUSANDS)

                                                        OPERATING        CAPITAL
FISCAL                                                     LEASES         LEASES
--------------------------------------------------------------------------------
1998                                                       $1,282           $362
1999                                                        1,191             66
2000                                                        1,150             22
2001                                                        1,098              -
2002                                                        1,058              -
Thereafter                                                    623              -
--------------------------------------------------------------------------------
Total minimum lease payments                              $6,402             450
=================================================================
Less-Amount representing interest                                             43
--------------------------------------------------------------------------------
Net present value of minimum lease payments                                 $407
================================================================================

C O N T I N G E N C Y
There has been substantial litigation regarding patent and other intellectual property rights in the semiconductor and related industries. The Company has received notice from a third-party alleging infringements of such party's patent rights by certain of the Company's products. The Company's patent counsel is investigating the claim and the Company believes the patents claimed may be invalid. In the event of litigation with respect to this claim, the Company is prepared to vigorously defend its position. However, because patent litigation can be extremely expensive and time consuming, the Company may seek to obtain a license to one or more of the disputed patents. Based upon currently available information, the Company would only do so if such license fees would not be material to the Company's consolidated financial statements. Currently, the Company does not believe that it is probable that future events related to this threatened matter will have an adverse effect on the Company's business. The Company is currently unable to reasonably estimate any possible loss related to this matter.

Report of Independent Accountants




TO THE STOCKHOLDERS AND BOARD OF DIRECTORS
OF BROOKS AUTOMATION, INC.


In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, of changes in stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Brooks Automation, Inc. and its subsidiaries at September 30, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


/s/ Price Waterhouse LLP

Price Waterhouse LLP



Boston, Massachusetts
November 12, 1997

FINANCIAL HIGHLIGHTS

(IN THOUSANDS, EXCEPT PER SHARE DATA)
Year Ended September 30,                             1997        1996        1995        1994         1993
Revenues                                         $ 86,409      $90,432     $50,958    $26,651      $16,425
Gross Profit                                       28,014       37,822      21,175     10,646        6,761
Income from operations                                946       13,027       7,169      2,778        1,415
Income before income taxes                            406       12,973       7,194      2,340        1,189
Income tax provision (benefit)                       (400)       4,476       2,249        724           51
Net income                                            806        8,497       4,945      1,616        1,138
Net income per share                              $  0.10      $  1.04     $  0.73    $  0.32      $  0.24
Weighted average number of common
  and common equivalent shares                      8,435        8,199       6,803      5,045        4,737

Total assets                                     $149,730      $64,761     $53,580    $14,488      $12,487
Working capital                                   112,668       32,582      32,563      6,032        4,261
Long-term obligations                                 190          589         531      3,227        3,264
Stockholders' equity                              134,199       50,691      42,222      5,589        3,388

QUARTERLY FINANCIAL INFORMATION (UNAUDITED)


                                                     FIRST      SECOND      THIRD      FOURTH
(IN THOUSANDS, EXCEPT PER SHARE DATA)              QUARTER     QUARTER    QUARTER     QUARTER
----------------------------------------------------------------------------------------------
Fiscal 1997

Revenues                                          $16,111     $16,433    $23,059     $30,806
Gross profit                                        5,480       4,398      7,631      10,505
Net income (loss)                                      40      (1,544)       267       2,043
Net income (loss) per share                       $     -     $ (0.20)   $  0.03     $  0.23
----------------------------------------------------------------------------------------------
Common stock prices                      High     $ 19.50     $ 19.75    $ 19.50     $ 38.69
                                          Low     $  9.50     $ 14.75    $ 12.38     $ 19.50
----------------------------------------------------------------------------------------------

Fiscal 1996

Revenues                                          $18,564     $22,602    $25,280     $23,986
Gross profit                                        7,887       9,614     10,467       9,854
Net income                                          1,844       2,113      2,375       2,165
Net income per share                              $  0.22     $  0.26    $  0.29     $  0.27
----------------------------------------------------------------------------------------------
Common stock prices                      High     $ 22.25     $ 16.00    $ 15.88     $ 14.75
                                          Low     $ 13.00     $ 10.00    $  9.75     $  9.00
----------------------------------------------------------------------------------------------

CORPORATE INFORMATION


D I R E C T O R S                          G E N E R A L  C O U N S E L
Robert J. Therrien                         Brown, Rudnick, Freed & Gesmer, P.C.
Chief Executive Officer                    One Financial Center
President and Treasurer                    Boston, MA 02111
Brooks Automation, inc.
                                           I N D E P E N D E N T
Norman B. Brooks                           A C C O U N T A N T S
Retired                                    Price Waterhouse LLP
Founder of Brooks Automation, Inc.         160 Federal street
                                           Boston, MA 02110
Roger D. Emerick
Chairman of the Board                      T R A N S F E R  A G E N T
Lam Research Corporation                   Boston EquiServe
                                           Blue Hill Office Park
Amin J. Khoury                             150 Royall Street
Chairman of the Board                      Canton, MA 02021
B/E Aerospace, Inc.
                                           S T O C K  L I S T I N G
O F F I C E R S                            The Company's common stock is
Robert J. Therrien*                        traded in the Over-the-Counter
Chief Executive Officer                    Market under the symbol "BRKS"
President and Treasurer                    and quoted on the Nasdaq
                                           National Market. As of November
David R. Beaulieu*                         28, 1997 there were
Vice President                             approximately 97 holders of
Engineering                                record of the Company's common
                                           stock.
Robert Carey
Vice President
Asian Operations                           R E P O R T  O N  F O R M  10-K
                                           A copy of the Company's Annual
Robert A. McEachern                        Report on Form 10-K as filed
Vice President                             with the Securities and
Flat Panel Display Engineering             Exchange Commission may be
                                           obtained from the Company
Richard W. McMahon                         without charge by writing to
Vice President                             Investor Relations. Brooks
President-Brooks Automation Canada         Automation, Inc., 15 Elizabeth
                                           Drive, Chelmsford, MA 01824
Stanley D. Piekos*
Vice President                             A N N U A L  M E E T I N G
Finance and Chief Financial Officer        O F  S T O C K H O L D E R S
                                           The 1998 Annual Meeting of
Michael W. Pippins*                        Stockholders will be held on
Vice President                             Thursday, February 26, 1998, at
Sales and Marketing                        10:00 a.m., at 15 Elizabeth
                                           Drive, Chelmsford, MA 01824
Michael F. Werner*
Vice President                             D I V I D E N D S
Manufacturing and Operations               The Company has not paid cash
                                           dividends on its common stock
Tsunchisa Yamashita                        and currently intends to retain
Vice President                             earnings to finance future
President-Brooks Automation KK             growth and, therefore, does not
                                           anticipate paying cash dividends in
                                           the foreseeable future.

* Officer designated as an executive officer for Securities and Exchange Commission reporting purposes.